

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Via Facsimile at (215) 963-5001 and U.S. Mail

Joanne Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

> **Re:** **Tucows Inc.**
> **Schedule TO-I**
> **File No. 5-49487**
> **Filed September 17, 2010**

Dear Ms. Soslow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Many of the dates referenced in your document appear to conflict. For example, on page iii, you refer to the offer's expiration time as "5:00 pm, New York City time, on Tuesday, November 16, 2010." On the cover and elsewhere (see page 3 of the Offer to Purchase), you state that the expiration date means 5:00 pm New York City time on Tuesday, October 19, 2010. Also, you make repeated references to September 8, 2010 as "the last trading day prior to the amendment of our offer…" (the first reference is on page iv of the Offer to Purchase). Please clarify each of the dates that appear in your disclosure, to ensure that the document is accurate, compliant with applicable law, and consistent.

2. It is not clear to us how and when you distributed your document to shareholders. Please advise us as to how the company complied with Rule 13e-4(e).

Offer to Purchase
Summary, page i

3. We note your disclosure that you will accept tendered shares for payment following the expiration date *and* your acceptance of the shares for payment. In order to comply with the standard set forth in Rule 14e-1(c), you must accept the shares and pay for them, or return the shares to tendering shareholders, promptly following the expiration of the offer.

What is the market value of my shares as of a recent date? page iv

4. Each time you discuss the purchase price in your offer, revise the disclosure to clearly state that the lower end of the range, $0.61 per share, is below the current trading price for the shares.

The Offer, page 3

5. Revise your disclosure to include the information that, since shareholders are being afforded the right to tender shares at different prices, a notice of withdrawal must specify in writing which shares are being withdrawn.

6. We note your disclosure on page five that you will not be able to announce the final proration percentage for seven to ten business days following the expiration date. Explain why you believe that payment made within this timeframe still constitutes prompt payment, or revise your disclosure.

Purpose of Our Offer; Certain Effects of Our Offer, page 5

7. It appears that you may need to borrow some of the funds that you will use to purchase shares in the offer. In light of this possibility, please explain what you mean when you say that "investing in our shares is both an effective use of capital and an efficient means to provide value to our shareholders."

Conditions to the Offer, page 15

8. We note your disclosure that the determination by Tucows will be "final and binding on all parties" with respect to the conditions. Revise this disclosure to include the information that determinations by Tucows are subject to the determination of a court of competent jurisdiction.

Source and Amount of Funds, page 19

9. We note your references to the Company's Credit Facility. While we recognize the terms of the Credit Facility have been incorporated by reference into the Schedule TO from the Form 8-K cited in the offer materials, the company is still required to file the Credit Facility as an Exhibit to the Schedule TO. See Rule 1007(d) and 1016(b) of Regulation M-A.

Miscellaneous, page 19

10. We note your disclosure that you "will not make our offer to, nor will we accept tenders from or on behalf of" holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions